Exhibit 99.1

NORTH AMERICAN ENERGY PARTNERS FIRST QUARTER RESULTS CONFERENCE CALL AND WEBCAST NOTIFICATION

Edmonton, Alberta, April 29, 2014 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX / NYSE: NOA) announced today that it will release its financial results for the first quarter ended March 31, 2014 on the evening of Tuesday, May 6, 2014 after market close. Following the release of their financial results, NAEP will hold a conference call and webcast on Wednesday, May 7, 2014 at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time).

The call can be accessed by dialing:

Toll free: 1-877-407-8031
International: 1-201-689-8031

A replay will be available through June 7, 2014 by dialing:

Toll Free: 1-877-660-6853
International: 1-201-612-7415
Conference ID: 13581472

The live and archived webcast can be accessed at:
http://www.investorcalendar.com/IC/CEPage.asp?ID=172680

About the Company
North American Energy Partners Inc. (www.naepi.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:

David Brunetta, CMA
Senior Financial Manager, Investor Relations
North American Energy Partners Inc.
Phone: (780) 969-5574
Email: dbrunetta@nacg.ca

Since 1953 ● Heavy Construction & Mining
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Suite 300, 18817 Stony Plain Road Edmonton, Alberta T5S 0C2 Canada Phone 780.960.7171 Fax 780.969.5599
www.nacg.ca